Exhibit 99.2

Stellantis Updates 2024 Financial Guidance

AMSTERDAM, September 30, 2024 – Stellantis N.V. today revised its 2024 financial guidance, reflecting decisions to significantly enlarge remediation actions on North American performance issues, as well as deterioration in global industry dynamics.

The Company has accelerated its planned normalization of inventory levels in the U.S., targeting no more than 330,000 units of dealer inventory by year-end 2024, from a prior timing objective of the first quarter of 2025. Actions include North American shipment declines of more than 200,000 vehicles in the second half of 2024 (up from 100,000 prior guidance), compared to the prior year period, increased incentives on 2024 and older model year vehicles, and productivity improvement initiatives that encompass both cost and capacity adjustments.

Deterioration in the global industry backdrop reflects a lower 2024 market forecast than at the beginning of the period, while competitive dynamics have intensified due to both rising industry supply, as well as increased Chinese competition.

The Company’s updated 2024 market outlook and financial guidance is as follows:

•Adjusted operating income (“AOI”) margin – Expected to be between 5.5 - 7.0% for the FY 2024 period, down from prior “double digit”. Roughly two-thirds of the reduced AOI margin is driven by corrective actions in North America. Other contributors include lower than expected sales performance in the second half of the year across most regions.

•Industrial free cash flow – Expected to range from -€5 billion to -€10 billion, from prior “Positive”. This primarily reflects the substantially lower AOI outlook as well as the impact of temporarily elevated working capital in the second half of 2024.

The Company will continue to leverage and expand its competitive differentiators and believes that the recovery actions being put in place will ensure stronger operational and financial performance in 2025 and beyond.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
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www.stellantis.com

Safe harbor statement

This document, in particular references to “FY 2024 Guidance”, contains forward looking statements. Statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; the Company’s ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties. Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.